082-35116

MAYER • BROWN

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

Elizabeth A. Hennigan
Direct Tel (202) 263-3467
ehennigan@mayerbrown.com

08002727

May 20, 2008

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Ongoing Compliance with Rule 12g3-2(b) Exemption for Bank Leumi

SUPPL

Dear Sir or Madam:

Bank Leumi le-Israel B.M. ("Bank Leumi") filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this exemption, enclosed please find the translations of an Immediate Report regarding an event or matter falling outside the ordinary course of business of the Corporation, dated May 20, 2008; an Immediate Report of the status of holdings of Interested Persons, dated May 20, 2008; and an Immediate Report on Leumi Card- Financial Statements, dated May 20, 2008.

Sincerely,

Elizabeth A. Hennigan
Practice Group Assistant

Enclosures

PROCESSED
MAY 27 2008
THOMSON REUTERS

SEC Mail
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MAY 20 2008
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109

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35116

20 May 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Nature of Report: Date for Sale of Holdings in Migdal

Further to the Immediate Reports of Bank Leumi le-Israel B.M. (the "Bank") of 16 October 2005, 16 March 2006 and 7 January 2008, according to which the Bank is required to sell its entire holdings in Migdal Insurance and Financial Holdings Ltd. ("Migdal"), where this sale may be carried out in stages up to 30 June 2008, the Bank hereby announces that the Bank of Israel has agreed that the sale of the entire balance of the Bank's holdings in Migdal (some 9.89% undiluted) may be made by no later than 31 December 2008 (instead of 30 June 2008 as stated).

In addition, the Bank of Israel announced that should a memorandum for the amendment of the Banking (Licensing) Law be submitted by 31 December 2008, whereby an insurer is excluded from the definition of a real (non-banking) holding company, it will reconsider its position in this regard.

Date and time at which the corporation first became aware of the event or matter:
19 May 2008 at 16:30.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Summary Translation of Immediate Reports

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

20 May 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report of Status of Holdings of Interested Persons

The following is the status of Interested Persons in the Corporation as at 15 May 2008:

				Holding		Fully Diluted Holding	
No.	Name of Holder	Name, Type and Series of Security	Updated Number of Securities	% Capital	% Voting Rights	% Capital	% Voting Rights
1.	Shlomo Eliahu Holdings Ltd.	Leumi	141,380,000	9.64	9.64	9.44	9.44
2.	Government of Israel on behalf of the State of Israel*	Leumi	168,857,502	11.51	14.26	11.27	13.96
3.	Maor Galia	Leumi	212,658	0.01	0.01	0.01	0.01
4.	Maor Galia	Leumi Options 01/06	78,330	0.0	0.0	0.0	0.0
5.	Raff Eitan	Leumi Options 01/06	61,322	0.0	0.0	0.0	0.0
6.	Raff Eitan	Leumi	120,453	0.01	0.01	0.01	0.01

* On 15 May 2008, the power of attorney given to the shares committee of the Corporation in respect of 70,570,211 ordinary shares of the Corporation held by Barnea Investments B.V. and the trustee (as mentioned on page 13 of the Corporation's Annual Report for 2007) expired. As a result, the voting rights exercisable by the State decreased accordingly.

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35116

Immediate Report of a Change in the Securities of the Corporation

The Corporation announces that on 20 May 2008, there was a change in the number of securities of the Corporation, as follows:

1. Description of the Nature of the Change:
   1. Exercise of additional options of the Bank.

Date of Change	Nature of Change	Type and Name of Security in relation to which the Change Occurred	Tel Aviv Stock Exchange Registration No.	Amount of the Change	Executed through the Stock Exchange Clearing House
20 May 2008	Exercise of Options	Leumi Options 01/06	6040125	1,615,749	No

2.a. Status of the Share Capital of the Corporation following the Changes:

Name and Type of Share	Tel Aviv Stock Exchange Registration No.	Number of Shares in the Registered Capital	Issued and Paid Up Share Capital	
			Amount in Previous Report	Current Amount
Leumi	604611	1,715,000,000	1,466,445,049	1,468,060,798

b. Status of Other Securities of the Corporation:

Security Registration No.	Name of the Security	Amount in the Previous Report	Current Amount	Traded on the Stock Exchange
6040075	Leumi Subordinated Capital Notes (Series A)	213,676,322	213,676,322	No
6040091	Leumi Special Capital Notes	321,900,000	321,900,000	No
6040125	Leumi Options 01/06	31,238,309	29,622,560	No
6010133	Leumi A – Commercial Paper	401,950,000	401,950,000	No

c. Updated registers of security holders of the Corporation, including the register of stockholders, register of option holders, register of note holders and register of commercial paper holders are available to the public through the Distribution Website of the Israel Securities Authority (http://www.magna.isa.gov.il/)

Notes:

1. The balance of the options (Leumi Options 01/06) issued on 14 February 2006 are exercisable at the rate of one share for every option until 14 February 2009.
2. In 1998 and 1999, a total of NIS 641,029,122 par value Subordinated Capital Notes (Series A) were issued, to be repaid in 6 equal annual payments on 30 September of each year beginning from 2004.
3. NIS 321,900,000 par value Deposits/Subordinated Capital Notes which were issued on 5 June 2002 are convertible, under certain circumstances, into 138,064,577 ordinary shares of the Bank.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35116

Summary Translation of Immediate Report

Bank Leumi le-Israel B.M.

Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

20 May 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report

Nature of the Event: Leumi Card – Financial Statements

Bank Leumi le-Israel B.M. announces that a subsidiary of the Bank, Leumi Card Ltd., today published its financial statements for the first quarter of 2008.

- Net profit amounted to NIS 32 million, an increase of 88% compared with the corresponding period in 2007.

- Total income amounted to NIS 182 million, compared with 153 million in the corresponding period in 2007 - an increase of 19%.

- Credit card transactions amounted to NIS 9.8 billion, an increase of 15% compared with the corresponding period in 2007.

- The net number of valid cards held by customers reached 1.53 million at the end of the first quarter of 2008, an increase of 13% compared with the corresponding period in 2007. The number of active cards of the company reached 1.29 million (85% of valid cards) – an increase of 12% compared with the corresponding period in 2007. Of total cards, some 195,000 were MasterCard cards, with the remaining cards being Visa cards.

- The number of non-Leumi Group affiliated cards amounted to some 322,000 (21% of all cards), an increase of 50% compared with 2007, of which 238,000 cards were revolving credit cards bearing the "Multi" brand.

- The scope of Leumi Card's non-bank credit and discounting activities reached NIS 1.44 billion at the end of the first quarter of 2008, an increase of some 42%. The balance of private credit amounted to NIS 753 million – an increase of 53% compared with the corresponding period in 2007. The balance of commercial credit amounted to NIS 298 million – an increase of 150% compared with the corresponding period in 2007. The

scope of discounting services to businesses reached NIS 389 million at the end of the first quarter.

- Profit from net interest income before provisions for doubtful debts amounted to NIS 20 million – an increase of 82% compared with the corresponding period in 2007. Provisions for doubtful debts amounted to NIS 4 million, a decrease of 20% compared with the corresponding period in 2007.

Date and time at which the corporation first became aware of the event or matter: 20 May 2008 at 12:40.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

END